KUTAK ROCK LLP SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON WICHITA

January 26, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Assistant Director
c/o Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc. Registration Statement on Form S-1; Pre-Effective Amendment No. 3 File No. 333-137207

Dear Ms. Jacobs:

On behalf of SAN Holdings, Inc. (the “Company”), we are filing herewith Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”), which revises the Registration Statement as described in the Company’s response letter dated December 29, 2006 that responded to the comments of the staff of the Securities and Exchange Commission (“SEC”) set forth in its letter dated December 21, 2006, together with verbal comments communicated by Ms. Mills Appenteng to Joshua M. Kerstein, Esq. of Kutak Rock LLP, our outside counsel, on December 19, 2006. Simultaneous with this filing, we have mailed to your attention five copies (both clean and marked) of the Registration Statement, and the Company has filed a letter requesting the acceleration of the effective date of the Registration Statement.

This filing is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,

/s/ Joshua M. Kerstein